March 3, 2026

Thomas Healy
Chief Executive Officer
Hyliion Holdings Corp.
1202 BMC Drive, Suite 100
Cedar Park, TX 78613

       Re: Hyliion Holdings Corp.
           Registration Statement on Form S-3
           Filed February 25, 2026
           File No. 333-293712
Dear Thomas Healy:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kristin Baldwin at 202-551-7172 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing